UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 13, 2021

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On April 13, 2021, Atlassian Corporation Plc (the “Company”) issued a press release announcing its preliminary financial results for the third quarter of fiscal year 2021 ended March 31, 2021. The Company also announced that it will release full financial results on Thursday, April 29, 2021 for the third quarter of fiscal year 2021 and its financial outlook for the fourth quarter of fiscal year 2021 ending on June 30, 2021. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The information in this report on Form 6-K under the section titled “Results of Operations and Financial Condition” and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 13, 2021	Atlassian Corporation Plc

/s/ James Beer
James Beer Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release dated April 13, 2021.